From: Sit Mutual Funds
To:
Subject: A message to Sit Mutual Funds Shareholders
Date: Thursday, April 09, 2020 12:18:20 PM

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 Sit Mutual Funds

Each spring, we look forward to engaging with our top shareholders at the Sit Mutual Funds private client luncheon. Unfortunately, the luncheon will not take place this year due to public health and safety concerns associated with the COVID-19 virus. We regret having to forego the opportunity to see you again this spring, but there is no need for you to miss our investment and economic outlook. We continue to provide current commentary on our website at www.sitfunds.com, including our most recent investment and economic outlook – the Sit Investment Associates Policy Paper.

During the disruptions caused by the COVID-19, we have three primary goals: 1) Do what we can to protect the health and well-being of our colleagues and their families, 2) Continue to research and actively manage investment portfolios pursuant to our clients' objectives, and 3) Serve our clients by staying focused on their long-term goals.

Operationally, we have implemented our work-from-home procedures to accommodate the need of certain colleagues and to do our part to support the virus mitigation efforts. While many of our employees are working from home, we remain fully operational – effectively making investment decisions, executing and settling trades, maintaining shareholder account records, and communicating with shareholders.

Conditions are changing quickly, and it is possible that our receipt of mail through the United States Postal Service could be delayed at times. We recommend that shareholders conduct transactions online by going to www.sitfunds.com and selecting the Account Access option under the Account Management drop-down menu at the top of the page.

As the course and duration of this virus are unpredictable, it is difficult to determine if we will be able to hold our annual shareholder luncheon in October again this year. As events unfold, we will update shareholders on the website about the October luncheon.

Please contact us if you have any questions.

800-332-5580 Mon.-Fri. 7:30 AM – 5:30 PM Central time
info@sitinvest.com

We look forward to seeing you next spring.

Sit Mutual Funds

Sit Mutual Funds
80 S 8th St. Suite #3300
Minneapolis, Minnesota 55402